Exhibit 21

Seven Stars Cloud Group, Inc. Subsidiaries

Name	Place of Incorporation
YOU On Demand (Beijing) Technology Co., Ltd.	PRC
YOU On Demand (Asia) Limited	Hong Kong
Tianjin Sevenstarflix Network Technology Limited	PRC
Beijing Sino Top Scope Technology, Co., Ltd.	PRC
Shanghai Blue World Investment Management Consulting Limited	PRC
M.Y. Products LLC	Indiana
Wide Angle Group Limited	Hong Kong
Amer Global Technology Limited	Hong Kong

In accordance with Item 601(b)(21) of Regulation S-K, the company has omitted from this Exhibit the names of its subsidiaries which, considered in the aggregate or as a single subsidiary, do not constitute a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X.